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Exhibit 99.1

VanceInfo to Hold Extraordinary General Meeting of Shareholders

        BEIJING, China, October 3, 2012—VanceInfo Technologies Inc. (NYSE: VIT) ("VanceInfo" or the "Company"), an IT service provider and one of the leading offshore software development companies in China, today announced that it will hold its extraordinary general meeting of shareholders at 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People's Republic of China on Tuesday, November 6, 2012 at 9:00 a.m. (Beijing time), to consider and vote on, among other things, the proposal to approve the proposed merger with HiSoft Technology International Limited ("HiSoft"). Pursuant to the previously announced merger agreement (the "Merger Agreement"), dated August 10, 2012, as amended by the amendment dated as of August 31, 2012, by and among HiSoft, VanceInfo, Chemistry Merger Sub Inc. and Chemistry Merger Sub II Inc., VanceInfo will become a wholly owned subsidiary of HiSoft at the effective time of the merger. The combined entity will be named in Chinese and "Pactera Technology International Ltd." in English. If completed, the merger would result in the Company becoming a privately held company and its American depositary shares ("ADSs") would no longer be listed on the NYSE.

        Holders of record of the Company's ordinary shares at the close of business on October 12, 2012 (Beijing time) are entitled to notice of, and to vote at, the extraordinary general meeting or any adjournment or postponement thereof. Holders of record of the Company's ADSs at the close of business on October 5, 2012 (New York City time) who wish to vote the ordinary shares of the Company represented by the ADSs must act through JPMorgan Chase Bank, N.A., the depositary of the Company's ADS program.

        In connection with the proposed transaction, HiSoft has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form F-4 that includes a definitive joint proxy statement of the Company and HiSoft and constitutes a prospectus of the Company (the "joint proxy statement/prospectus"). The notice of the extraordinary general meeting of shareholders and joint proxy statement of the Company and HiSoft, which sets forth the resolutions being submitted to shareholders for approval at the extraordinary general meeting of shareholders and instructions on how to vote the ordinary shares or instruct JPMorgan Chase Bank, N.A. to vote the ordinary shares represented by the ADSs, will be an exhibit to the Company's filing on a Form 6-K with the U.S. Securities and Exchange Commission (the "SEC") and was included in a registration statement on Form F-4 filed with the SEC by HiSoft. The Form 6-K and joint proxy statement/prospectus can be obtained from the SEC's website (http://www.sec.gov). In addition, shareholders and ADS holders will receive the notice of the extraordinary general meeting of shareholders and joint proxy statement by mail.

        INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE MATERIALS FILED WITH OR FURNISHED TO THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS), AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS.

        This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About VanceInfo

        VanceInfo Technologies Inc. (NYSE: VIT) is an IT service provider and one of the leading offshore software development companies in China.

        The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2011 revenues, according to International Data Corporation (IDC). This marks the fifth consecutive year that VanceInfo has been ranked number one by IDC in this category.

        VanceInfo's comprehensive range of IT services includes R&D Outsourcing Services, Consulting and Solutions Services, Application Management Services and Other Solutions & Services. VanceInfo provides these services primarily to corporations headquartered in Greater China, the United States, Europe and Japan, targeting high-growth industries such as telecommunications, technology, financial services, travel and transportation services, manufacturing, retail and distribution.

        For more information about VanceInfo, please visit www.vanceinfo.com.

Safe Harbor Statements

        This announcement contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Exchange Act. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "likely to" or other similar expressions. VanceInfo may also make written or oral forward-looking statements in its reports filed or furnished with the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VanceInfo's beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. These factors include the risk factors detailed in VanceInfo's filings with the SEC. All information provided in this press release is current as of the date of this press release, and VanceInfo does not undertake any obligation to update any such information, except as required under applicable law.

        For more information, please contact:

Sheryl Zhang
Investor Relations
VanceInfo Technologies Inc.
Tel: +86-10-8282-5330
E-mail: ir@vanceinfo.com

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  Exhibit 99.1
VanceInfo to Hold Extraordinary General Meeting of Shareholders